Oct. 4. 2007 12:16PM No. 9544 P. 2
Oct. 4. 2007 8:37AM No. 9550 P. 2

0001043473

24-10189

1-A/A


07077230

October 4, 2007

Susan Riley
Securities and Exchange Commission
Washington D.C. 20549

Re: Regulation A Filing for Wireless Data Solutions, Inc.

The offering statement submitted on behalf of Wireless Data Solutions, Inc. on September 28, 2007 shall be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.


RECD S.E.C.
OCT 0 4 2007
1086

Sincerely,

Patrick Makovec
CEO, Wireless Data Solutions, Inc.

END

